UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934

Amendment No.: 1*

Name of Issuer: Mammoth Energy Services, Inc.

Title of Class of Securities: Common Stock

CUSIP Number: 56155L108

Date of Event Which Requires Filing of this Statement: 12/31/2017

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed.

[X] Rule 13d-1(b) [ ] Rule 13d-1(c) [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 56155L108

1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Janus Capital Management LLC EIN #75-3019302

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a. ___ b. _X_

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5. SOLE VOTING POWER 0**

6. SHARED VOTING POWER 0**

7. SOLE DISPOSITIVE POWER 0**

8. SHARED DISPOSITIVE POWER 0**

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0**

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%**

12. TYPE OF REPORTING PERSON IA, HC

** See Item 4 of this filing

CUSIP No.: 56155L108

1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Janus Henderson Small Cap Value Fund 36-3344166

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a. ___ b. _X_

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5. SOLE VOTING POWER 0**

6. SHARED VOTING POWER 0**

7. SOLE DISPOSITIVE POWER 0**

8. SHARED DISPOSITIVE POWER 0**

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0**

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%**

12. TYPE OF REPORTING PERSON IV

** See Item 4 of this filing

Item 1. (a). Name of Issuer: Mammoth Energy Services, Inc. ("Mammoth
Energy ")

(b). Address of Issuer's Principal Executive Offices:

14201 Caliber Dr, Suite 300 Oklahoma City, OK 73134

Item 2. (a).-(c). Name, Principal Business Address, and Citizenship of Persons Filing:

(1) Janus Capital Management LLC ("Janus Capital") 151 Detroit Street Denver, Colorado 80206 Citizenship: Delaware

(2) Janus Henderson Small Cap Value Fund 151 Detroit Street
Denver, Colorado 80206 Citizenship: Massachusetts

(d). Title of Class of Securities: Common Stock

(e). CUSIP Number: 56155L108

Item 3.

This statement is filed pursuant to Rule 13d-1 (b) or 13d-2(b) and the person filing, Janus Capital, is an investment adviser in accordance with Section 240.13d-1(b)(ii)(E) as well as a parent holding company/control person in accordance with Section 240.13d-1(b)(ii)(G). See Item 4 for additional information.

Janus Henderson Small Cap Value Fund is an Investment Company registered under Section 8 of the Investment Company Act of 1940.

Item 4. Ownership

The information in items 1 and 5 through 11 on the cover page(s) on
Schedule 13G is hereby incorporated by reference.

Janus Capital has a direct 97.11% ownership stake in Intech Investment Management ("Intech") and a direct 100% ownership stake in Perkins Investment Management LLC ("Perkins"). Due to the above ownership structure, holdings for Janus Capital, Perkins and Intech are aggregated for purposes of this filing. Janus Capital, Perkins and Intech are registered investment advisers, each furnishing investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940 and to individual and institutional clients (collectively referred to herein as "Managed Portfolios").

As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Janus Capital may be deemed to be the beneficial owner of 0 shares or 0.0% of the shares outstanding of Mammoth Energy common Stock held by such Managed Portfolios. However, Janus Capital does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Perkins may be deemed to be the beneficial owner of 0 shares or 0.0% of the shares outstanding of Mammoth Energy Common Stock held by such Managed Portfolios. However, Perkins does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

Janus Henderson Small Cap Value Fund is an investment company registered under the Investment Company Act of 1940 and is one of the Managed Portfolios to which Janus Capital provides investment advice.

Item 5. Ownership of Five Percent or Less of a Class

This statement is being filed to report the fact that the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities.

This statement is being filed to report the fact that Janus Henderson Small Cap Value Fund has ceased to be the beneficial owners of more than five percent of the class of securities.

These shares were acquired in the ordinary course of business, and not with the purpose of changing or influencing control of the Issuer.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding Company

Perkins is a direct subsidiary of Janus Capital (Janus Capital has a direct 100% ownership stake) and is a registered investment adviser furnishing investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940 and to individual and institutional clients.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JANUS CAPITAL MANAGEMENT LLC

By /s/ Brennan Hughes
Brennan Hughes, Senior Vice President & Treasurer
Date 2/13/2018

JANUS HENDERSON SMALL CAP VALUE FUND

By /s/ Susan K. Wold
Susan K. Wold, Chief Compliance Officer
Date  2/13/2018

EXHIBIT A JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Mammoth Energy Services, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the 13th day of February, 2018.

JANUS CAPITAL MANAGEMENT LLC

By /s/ Brennan Hughes
Brennan Hughes, Senior Vice President and Treasurer

JANUS HENDERSON SMALL CAP VALUE FUND

By /s/ Susan K. Wold
Susan K. Wold, Chief Compliance Officer